Exhibit 19.1

TO OUR STOCKHOLDERS, CUSTOMERS, AND EMPLOYEES

    Mueller posted a net loss of $2.5 million, or 7 cents per diluted share, for the first quarter of 2009.  This is the first operating loss our Company has reported since 1991.  Business conditions were exceptionally difficult during the first quarter, but improved as the quarter progressed.  These results compare with net income of $27.4 million, or 73 cents per diluted share, for the same period of 2008.

    Mueller’s financial condition remains strong.  We ended the quarter with $300.3 million in cash and $554.3 million in working capital.  Total stockholders’ equity was $694.5 million, which equates to a book value per share of $18.70 of which $8.09 per share was cash.  Our current ratio remained solid at 4.8 to 1, and at quarter end, our financial leverage was modest with a debt to total capitalization ratio of 19.9 percent.

    Net sales of the Company's core product lines including copper tube, fittings, brass rod and forgings were substantially affected by the lower market values of copper and brass, the Company's principal raw materials, which are largely passed through to customers.  In the first quarter of 2009, the Comex average price of copper was 55.5 percent lower than in the first quarter of 2008.  Approximately $225 million of the decrease in net sales was attributable to lower unit volumes primarily in the OEM segment.  Lower selling prices, primarily in the Plumbing & Refrigeration segment, accounted for approximately $130 million of the decrease in net sales.

    Our Plumbing & Refrigeration segment posted operating earnings of $10.3 million on net sales of $190.4 million, which compares with prior year earnings of $25.1 million on net sales of $383.9 million.  The decline in operating income was primarily due to lower unit shipments across most product lines and higher per unit conversion costs due to lower production volume.

    Our OEM segment posted an operating loss of $6.3 million during the first quarter of 2009 on net sales of $ 138.4 million, which compares with operating earnings of $25.6 million on net sales of $326.2 million for the same period in 2008.  The loss was primarily due to lower volume and spreads and higher per unit conversion costs due to weak demand in the industrial and automotive markets.

    Our Annual Stockholders’ Meeting will be held at Mueller’s headquarters in Memphis, Tennessee on May 7, 2009.  We hope you can attend, but if you cannot, we urge you to sign and return your proxy card.

Very Truly Yours,

/S/ Harvey L. Karp	/S/ Gregory L. Christopher
Harvey L. Karp	Gregory L. Christopher
Chairman of the Board	Chief Executive Officer

April 21, 2009

Statements in this release that are not strictly historical may be “forward-looking” statements, which involve risks and uncertainties.  These include economic and currency conditions, continued availability of raw materials, market demand, pricing, and competitive and technological factors, among others, as set forth in the Company’s SEC filings.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except per share data)

	For the Quarter Ended
	March 28,	March 29,
	2009	2008
	(Unaudited)

Net sales	$326,558	$704,108

Cost of goods sold	287,383	611,797
Depreciation and amortization	10,480	10,984
Selling, general, and administrative expense	31,158	38,291

Operating (loss) income	(2,463)	43,036
Interest expense	(2,636)	(5,467)
Other income, net	627	4,569

(Loss) income before income taxes	(4,472)	42,138

Income tax benefit (expense)	1,962	(14,231)

Consolidated net (loss) income	(2,510)	27,907

Less: net loss (income) attributable to noncontrolling interest	18	(552)

Net (loss) income attributable to the Company	$(2,492)	$27,355

Basic (loss) earnings per share:
Weighted average shares outstanding	37,143	37,089

Basic (loss) earnings per share	$(0.07)	$0.74

Diluted (loss) earnings per share:
Weighted average shares outstanding plus assumed conversions	37,143	37,281

Diluted (loss) earnings per share	$(0.07)	$0.73

Dividends per share	$0.10	$0.10

CONDENSED CONSOLIDATED BALANCE SHEETS
(In thousands)

	March 28,	December 27,
	2009	2008
	(Unaudited)
ASSETS
Cash and cash equivalents	$300,336	$278,860
Accounts receivable, net	190,172	219,035
Inventories	170,968	210,609
Other current assets	37,596	46,322

Total current assets	699,072	754,826

Property, plant, and equipment, net	270,626	276,927
Other assets	148,487	151,160

	$1,118,185	$1,182,913

LIABILITIES AND EQUITY
Current portion of long-term debt	$14,022	$24,184
Accounts payable	52,476	63,732
Other current liabilities	78,262	113,668

Total current liabilities	144,760	201,584

Long-term debt, less current portion	158,726	158,726
Pension and postretirement liabilities	37,692	38,452
Environmental reserves	23,184	23,248
Deferred income taxes	32,663	33,940
Other noncurrent liabilities	1,441	1,698

Total liabilities	398,466	457,648

Stockholders' equity	694,458	700,683
Noncontrolling interest	25,261	24,582

Total equity	719,719	725,265

	$1,118,185	$1,182,913